
February 13, 2008

Room 7010

David H. Sidwell
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-K for Fiscal Year Ended November 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2007**
> **File No. 001-11758**

Dear Mr. Sidwell:

We have reviewed your response letter dated February 1, 2007 and appreciate the additional detailed information you have provided.

In our initial review of the above referenced documents, we noted disclosures that you originate, trade, make markets and take proprietary positions in, and act as principal of, mortgage related and real estate loan products. However it was unclear to us from the above referenced documents the exposure you had to the subprime market. The purpose of our August 30, 2007 letter was to get clarification about your exposure to any subprime loans or trading positions, including a comprehensive analysis of your portfolio and exposure, a discussion and analysis of any impairment charges recorded or potential impairments and your risk management philosophies.

Your response dated November 27, 2007 clarified your risk management policy and control structure which described in greater detail the process of originating loans and your most common disposition strategies. You discussed your investment strategy with regards to CDOs and the risk management process of evaluating those instruments and using statistical techniques to review the market risk exposures related to your portfolios. Your response further quantified your whole loan portfolio and your trading positions in subprime related securities. All of the above information that you provided in your November 27, 2007 response provided a more detailed understanding of your exposure to the subprime sector than had been disclosed in your Form 10-K for 2006.

In November 2007, you recorded $9.4 billion of write downs related to US subprime and other mortgage related exposures. We noted in your Form 10-Q for August 31, 2007 that you disclosure briefly discussed that the US economy was experiencing signs of slowing during the third quarter 2007, primarily reflecting difficult conditions in the residential real estate and credit markets and that concerns about the impact of subprime loans caused the broader credit markets to deteriorate over the quarter. It appears that you could have better addressed the possibility that the subprime lending business may have a material adverse impact on your financial condition, results of operations and liquidity.

We note that your Form 10-K for 2007 includes enhanced discussion of the US subprime market and your related activities and exposures. In future filings, we urge you to carefully consider the adequacy and transparency of your disclosures with regards to your involvement with <u>any</u> trading positions, investments, derivatives, available for sale securities, investment in, and by, subsidiaries and any and all exposures to off-balance sheet entities and unrelated entities and the impact any of these positions may have on your companies, financial position, results of operations and liquidity. In particular we urge you to consider detailed and quantified information about specific risks in concentrated and material areas, especially when there exists the obvious perception that a particular exposure is overvalued, or alternatively, entering into a period of particular market uncertainty. Overly general risk discussions and dense narrative cannot replace specific, well presented, quantified data that is proportional to the perceived possibility of adverse loss in a particular area.

Based on the above, and with due recognition of the above considerations regarding future disclosures, we have no further comment at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant